Filed Pursuant to Rule 433
Registration No. 333-212143
Pricing Term Sheet

June 21, 2016

BROADRIDGE FINANCIAL SOLUTIONS, INC.

Pricing Term Sheet

Issuer:	Broadridge Financial Solutions, Inc.

Security:	3.400% Senior Notes due 2026

Principal Amount:	$500,000,000

Trade Date:	June 21, 2016

Settlement Date**:	T+4; June 27, 2016

Maturity:	June 27, 2026

Coupon:	3.400%

Issue Price:	99.589%

Yield to maturity:	3.449%

Spread to Benchmark Treasury:	175 bps

Benchmark Treasury:	1.625% due May 15, 2026

Benchmark Treasury Price and Yield:	99-10+ and 1.699%

Interest Payment Dates:	June 27 and December 27, commencing December 27, 2016

Optional Redemption:

Prior to March 27, 2026 (three months prior to the maturity date of the notes) (the “Par Call Date”), make-whole call at any time at a discount rate of U.S. Treasury plus 30 basis points.

On or after the Par Call Date, at any time at a redemption price equal to 100%.

CUSIP:	11133TAC7

ISIN:	US11133TAC71

Anticipated Ratings*:	Moody’s: Baa1 / S&P: BBB+ / Fitch: BBB+

Minimum denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

BNP Paribas Securities Corp. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc. BMO Capital Markets Corp. HSBC Securities (USA) Inc.

Pro Forma Ratio of Earnings to Fixed Charges:
Pro Forma
	Nine Months Ended March 31, 2016(1)	Fiscal Year Ended June 30, 2015(1)
Ratio of Earnings to Fixed Charges	5.8x	8.8x

(1) The pro forma ratio of earnings to fixed charges reflects the pro forma effects on earnings and fixed charges, depicting the application of the use of proceeds and the estimated impact of incremental interest expense attributable to this offering. See “Use of proceeds” and “Capitalization.”

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**It is expected that delivery of the notes will be made against payment therefor on or about June 27, 2016, which is the fourth business day following the date hereof (such settlement cycle being referred to as “T+4”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (1) J.P. Morgan Securities LLC collect at 212-834-4533, (2) Mitsubishi UFJ Securities (USA), Inc. toll-free at 877-649-6848, (3) Morgan Stanley & Co. LLC toll-free at 866-718-1649 or (4) Wells Fargo Securities, LLC toll-free at 800-326-5897.